

October 12, 2011

Via e-mail
Mr. Xuelian Bian
CEO and President
Linkwell Corporation
1104 Jiatang Road
Jiading District
Shanghai, China 201807

> **Re: Linkwell Corporation**
> **Form 10-K filed March 31, 2011 for the year ended December 31, 2010**
> **Form 10-Q filed May 16, 2011 for the quarter ended March 31, 2011**
> **Form 10-Q filed August 15, 2011 for the quarter ended June 30, 2011**
> **File No. 0-24977**

Dear Mr. Bian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Results of Operations, page 31

1. In future filings disclose the reasons for significant changes in the distribution of sales to related parties and non-related parties. Please note this comment applies to all future periodic filings.

Liquidity and Capital Resources, page 32

2.   Please provide us, and include in future filings, your accounts receivable balances based
        on the following aging parameters:
        • Amounts greater than 90 days
        • Amounts greater than 180 days
        • Amounts greater than 270 days
        • Amounts greater than one year
        Please present amounts for related party accounts receivable separately. In addition,
        please provide us, and include in future filings, a specific and comprehensive discussion
        of the payment terms for these receivables and why you believe these amounts are still
        collectible.

Form 10-Q for the quarter ended March 31, 2011
Form 10-Q for the quarter ended June 30, 2011

Exhibits 31.1 and 31.2

3.   We note that your certifications included in your Form 10-K and Form 10-Q filings for
        the periods ended December 31, 2010, March 31, 2011 and June 30, 2011, respectively,
        omit the introductory language in paragraph 4 referring to internal control over financial
        reporting as required by Item 601(b)(31) of Regulation S-K. We also note you continue
        to refer to "The small business issuer…" in the third, fourth and fifth paragraphs which
        does not comply with Item 601(b)(31) of Regulation S-K. In this regard, please amend
        your above mentioned Form 10-K and 10-Q filings to include the aforementioned
        language in your certifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

        • the company is responsible for the adequacy and accuracy of the disclosure in the
          filing;

        • staff comments or changes to disclosure in response to staff comments do not
          foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief